Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

June 22, 2012

Mary A. Cole

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

MainStay DefinedTerm Municipal Opportunities Fund
Registration Statement on Form N-2
File Nos. 333-173701 and 811-22551

Dear Ms. Cole:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on April 25, 2011 and the Preliminary Prospectus dated May 25, 2012, began on May 25, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 26, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 75,974 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on June 26, 2012 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH

          INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH

          INCORPORATED

By: /s/ Richard A. Diaz

       Name: Richard A. Diaz

       Title: Vice President

MainStay DefinedTerm Municipal Opportunities Fund

51 Madison Avenue

New York, New York 10010

VIA EDGAR

June 22, 2012

Ms. Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay DefinedTerm Municipal Opportunities Fund Registration Statement on Form N-2 File Nos.: 333-173701; 811-22551

Dear Ms. Cole:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MainStay DefinedTerm Municipal Opportunities Fund (“Registrant”), hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Time, on June 26, 2012, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Kevin Bopp, Assistant Secretary of the Registrant at (973) 394-4436.

Very truly yours,

MainStay DefinedTerm Municipal Opportunities Fund

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President